ОАО **ЮТК**
ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.
Расчетный счет ______________
____
БИК ______________
Кор. счет ______________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

06015049

от 30.06.2006г. № 10.2-2/08-2847

на № ______________ от ______________

82-4721

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the facts that may influence significantly the price of the Issuer's securities.

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

Please find 1 page enclosed.

Yours faithfully,

A. Andreev,
Director General
"Southern Telecommunications Company" PJSC

РОССИЙСКАЯ ФЕДЕРАЦИЯ КРАСНОДАР ОАО ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО * ИНН 2308025192

RECEIVED
2006 JUL 10 P 4:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[handwritten initials] 7/11

Notification on the facts
that may influence significantly the price of the Joint-Stock Company's securities

«Appearance of a shareholder owning at least 5 percent of ordinary shares of the Joint –Stock Company»

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Main state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (TIN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. Address of the Internet site used by the Issuer for publication of notices on material facts	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publication of notices on material facts	*Newspaper "Rossiyskaya Gazeta"*

2. Substance
2.1. Full registered name: *1. Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U. NPF "Gazfond"* *2. JP MORGAN CHASE BANK N.A.* *3. FIM Securities Ltd*
2.2. Portion of ordinary shares of the Joint –Stock Company owned by the indicated person before the change: *1. Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U. NPF "Gazfond"- no information* *2. JP MORGAN CHASE BANK N.A. - no information* *3. FIM Securities Ltd - no information*
2.3. Portion of ordinary shares of the Joint –Stock Company owned by the indicated person after the change: *1. Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U. NPF "Gazfond"- 7.50%* *2. JP MORGAN CHASE BANK N.A. – 7.76%* *3. FIM Securities Ltd – 5.32%*

3. Signature		
3.1. Director General of the Public Joint –Stock Company "Southern Telecommunications Company"	(Signature)	A. V. Andreev
3.2. Date " 30 " June 20 06	Official seal	